Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

Giga-tronics Incorporated

(Exact Name of Registrant as Specified in Its Charter)

Table 1 – Transaction Value

	Proposed Maximum Aggregate Value of Transaction(1)(2)(3)	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$16,082,094	0.0000927	$1,490.81

Fees Previously Paid	—		—

Total Transaction Value	$16,082,094

Total Fees Due for Filing			—

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$1,490.81

(1)

Title of each class of securities to which transaction applies: (a) Giga-tronics Incorporated Common Stock (“Common Stock”) and (b) Giga-tronics Incorporated Series F Convertible Redeemable Preferred Stock (“Preferred Stock”).

(2)	Aggregate number of securities to which the transaction applies: (a) 2,920,085 shares of Common Stock and (b) 514.8 shares of Preferred Stock.
(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

The proposed maximum aggregate value of the transaction for purposes of calculating the filing fee is $[•] (the “Total Transaction Value”). Solely for the purposes of calculating the filing fee, the Total Transaction Value was based upon on the sum of: (a) the product of 2,920,085 multiplied by $1.10, the average of the high and low sales prices of Common Stock as quoted on the OTC Market as of July 19, 2022, or $3,212,094, plus (b) the product of 514.8 multiplied by $25,000, the initial liquidation amount of the Preferred Stock, or $12,870,000. The filing fee equals the product of .0000927 multiplied by the Total Transaction Value.